Annual Report

Cover Page

Name of issuer:

Murdock Nutrition Consulting, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: MO

Date of organization: 7/19/2022

Physical address of issuer:

23 E 53rd st
Kansas City MO 64112

Website of issuer:

https://unbotheredfoods.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

Most recent fiscal   Prior fiscal

	year-end:	year-end:
Total Assets:	$113,098.49	$110,787.82
Cash & Cash Equivalents:	$110,469.78	$109,065.76
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$1,729.22	$7,348.13
Non-Current Liabilities:	$205,565.74	$123,259.18
Revenues/Sales:	$329,778.81	$95,537.01
Cost of Goods Sold:	$264,923.46	$22,804.92
Taxes Paid:	$3,836.81	$1,198.50
Net Income:	($46,821.26)	($12,774.43)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Murdock Nutrition Consulting, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Morgan Murdock			2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Morgan Murdock	CEO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Morgan Murdock	Membership Interests	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities

Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> FORWARD-LOOKING STATEMENT DISCLAIMER - CERTAIN INFORMATION CONTAINED IN THIS MEMORANDUM CONSTITUTES "FORWARD-LOOKING STATEMENTS," WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY," "WILL," "SEEK," "SHOULD," "EXPECT," "ANTICIPATE," "PROJECT," "TARGET," "ESTIMATE," "INTEND," "CONTINUE," "BELIEVE" OR THE NEGATIVES THEREOF OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND OTHER FACTORS, MANY OF WHICH ARE BEYOND THE CONTROL OR EXPECTATION OF THE GENERAL PARTNER AND ARE DIFFICULT TO PREDICT. DUE TO THESE VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THOSE SET FORTH UNDER "CERTAIN RISK FACTORS," ACTUAL EVENTS OR RESULTS OR THE ACTUAL PERFORMANCE OF THE FUND MAY DIFFER MATERIALLY FROM THOSE REFLECTED OR CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS.

Dependence on Outside Capital. Unbothered Foods requires substantial investment from outside investors in order to achieve its distribution, sales, and financial goals. If the company is unable to raise sufficient capital, it may fall short of reaching key milestones, fail to expand its operations and distribution as planned, or require additional fundraising that could be dilutive to existing investors.

Cash flow variability. Our goal is to expand into national and regional retail channels, incurring a higher cost for product distribution and marketing promotions. These costs can impact profitability and cash flow of the business.

Fluctuating Ingredient Costs. Unbothered Foods products relies on ingredients that are subject to increased prices that effect our margin. This may effect our ability to reach future financial targets and result in adjustments to the business model.

Competitve Market. The CPG food space is a highly competitive market. There is limited shelf space in the cracker aisle and we are competing for customers. This may increase cost for marketing or shelf space as we expand our retail footprint.

Retail Accounts and Distribution. The Company has made certain assumptions about working with certain retailers and distributors in the future. There is no certainty that we will be able to get into a national retailer or work with a large distributor that has national reach. These factors affect speed of scale and retail growth.

Intellectual Property. Though we have trademarked our brand name "Unbothered Foods", we are not able to obtain intellectual property of the food product itself. The base of our product is made with traditional sourdough ingredients, using traditional methods, which cannot be protected by IP. Because of this, we are at risk of a larger, more capitalized company reverse-engineering the recipe and creating their own product line.

Developmental Stage of the Business. The Company has recently been organized and therefore has no significant operating history. Furthermore, the Company has no operating revenue and requires the net proceeds of the Safes and possibly other financings to begin business operations. The likelihood of the success of the Company must be considered in light of the problems, delays, risks, expenses and difficulties frequently encountered in connection with the establishment of a new enterprise, many of which may be beyond the Company's control.

Limited Resources. The Company has very limited resources and is dependent on the proceeds of this investment. The Company will be dependent upon receipt of the net proceeds of this investment and other similar investments to help fund its capital requirements, including the payment of employees' salaries or stipends.

Competition. We operate in a competitive industry. As such, there is potential risk from an array of competitors, many of which are more highly capitalized than the Company. These competitors include Rustic Bakery, Simple Mills, Wheat Thins, Glutino Crackers, and others.

Need for Qualified Personnel. The success of the Company will also be dependent upon its ability to hire and retain additional qualified personnel with experience in the industry. The competition for such personnel is intense. There can be no assurance that the Company will be able to hire or retain such necessary personnel.

Loss of Investment Possible. No assurance can be made or is given that a purchaser of Safes will realize a substantial return on his, her or its investment or any return at all or that Investor will not lose Investor's entire investment.

Control by Co-Founder/Manager/CEO. The Company's co-founder and Manger, Morgan Murdock, has a majority of the voting power of the Company. As CEO, Ms. Murdock will oversee the Company's operations but is not obligated to spend full time on the Company's affairs.

Issuance of Securities with More Favorable Terms. In the event the Company desires to raise additional capital from other sources, the Company may be required to issue securities that may have terms more favorable than the Safes issued pursuant to this Subscription Agreement.

Lack of Diversification. The purpose of the Company is to develop fermented sourdough crackers. It is neither likely nor presently contemplated that the Company will diversify its business and spread its risks among other activities. In the event of adverse legislation, competition or other events affecting the continued operation of the business of the Company, the Company will likely experience more severe financial consequences than would be the case were it to have a diversified business.

Insurance. While the Company will maintain insurance for liability, casualty and property, there are certain risks which are uninsurable or not insurable on terms that are economical. Additionally, the officers will use their discretion in determining coverage limits and deductibility provisions on insurance, with a view to obtaining adequate insurance at an appropriate cost and on suitable terms. This may result in insurance coverage which will not cover, in the event of a substantial loss, the full current market value or current replacement cost of all of the assets of the Company.

Dilution; Preferred Rights of Certain Securityholders. Upon each issuance by the Company of additional securities in the future, Investors purchasing Safes and other members of the Company may experience dilution in their percentage ownership of the Company.

No IRS Ruling or Opinion of Counsel. Neither an Internal Revenue Service ruling nor an opinion of counsel has been obtained with respect to any of the tax aspects of this offering. Each prospective investor must rely on his, her or its own tax adviser with respect to the federal, foreign, state and local tax consequences of the purchase and ownership of Safes and Underlying Interests.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Allies for Community Business
Issue date	10/10/23

Amount	$20,000.00
Outstanding principal plus interest	$14,692.45 as of 04/10/24
Interest rate	9.0% per annum
Maturity date	09/10/25
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$172,001	General operations
1/2023	Section 4(a)(2)		$10,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name   Daniel and Morgan Murdock

Name	Daniel and Morgan Murdock
Amount Invested	$10,000.00
Transaction type	Other
Issue date	01/01/23
Relationship	Spouse

Personal cash infusion

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Fermented sourdough crackers crafted by a dietitian for good gut health and happy tastebuds.

Milestones

Murdock Nutrition Consulting, LLC was organized in the State of Missouri in July 2022.

Since then, we have:

- Magically fermented for over 24 hours before being baked—disrupting a $22 bn cracker category

- Increased retail footprint by 300% in Q1 of 2024 with no marketing or sales spend

- Landed first regional retailer, Fresh Thyme, at the end of 2023—currently expanding to all of IL

- Featured in CAA Football training camp bags for over 200 NFL athletes

- Founded by registered dietitian specialized in digestive health with $0 in outside investment

- Consistently increasing units sold per store ~15% MoM. Once people try our product, they're hooked!

Historical Results of Operations

Our company was organized in July 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2025, the Company had revenues of $329,778.81 compared to the year ended December 31, 2024, when the Company had revenues of $85,537.91. Our gross margin was

revenues of $95,537.01. Our gross margin was 19.67% in fiscal year 2025, and 76.13% in 2024.

- *Assets.* As of December 31, 2025, the Company had total assets of $113,098.49, including $110,469.78 in cash. As of December 31, 2024, the Company had $110,787.82 in total assets, including $109,065.76 in cash.

- *Net Loss.* The Company has had net losses of $46,821.26 and net losses of $12,774.43 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $207,294.96 for the fiscal year ended December 31, 2025 and $130,607.31 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $20,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Runway & Short/Mid Term Expenses

Murdock Nutrition Consulting, LLC cash in hand is $4,600, as of March 2024. Over the last three months, revenues have averaged $5,000/month, cost of goods sold has averaged $1,000/month, and operational expenses have averaged $3,500/month, for an average net margin of $500 per month. Our intent is to be profitable in 12 months.

N/A

In the next 3-6 months our revenue will continue to grow incrementally by 10% MoM, starting at $6,000. Our expenses will stay steady around $3,000/month as we close this round and gear up to scale production.

With the $250,000 investment, we plan to be profitable by the end of 2025/early 2026. This is subject to the timing of working with a co-manufacturer, which will impact profitability.

Our goal is to close the round within 3 months. We plan on covering short-term burn with revenue from sales and using credit to cover monthly expenses.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to <u>Appendix C, Financial Statements</u>

I, Morgan Murdock, certify that:

(1) the financial statements of Murdock Nutrition Consulting, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Murdock Nutrition Consulting, LLC included in this Form reflects accurately the information reported on the tax return for Murdock Nutrition Consulting, LLC filed for the most recently completed fiscal year.

Morgan Murdock
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of

Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

> 120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

> https://unbotheredfoods.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Morgan Murdock

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird SAFE (Simple Agreement for Future Equity)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Murdock Nutrition Consulting, LLC

By

Morgan Murdock

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Morgan Murdock

Founder & CEO

3/20/2026